# Chaia Mount Vernon
## Statement of Cash Flows
### January through June 2021

|  | Jan - Jun 21 |
|---|---|
| **OPERATING ACTIVITIES** |  |
| **Net Income** | -127,406.54 |
| **Adjustments to reconcile Net Income** |  |
| **to net cash provided by operations:** |  |
| 1201 · Credit Card Receivable | -2,877.88 |
| 1211 · Interco Sales-Chaia GT Receivab | -10,553.33 |
| 1250 · 3PM Receivables | 66.00 |
| 1251 · DoorDash Receivable | -492.80 |
| 1253 · Uber Eats Receivable | -402.61 |
| 1254 · GrubHub Receivable | -246.20 |
| 1258 · EZCater receivable | -1,788.60 |
| 1266 · AR Receivables | -3,300.00 |
| 1300 · Inventory Asset:1303 · Beer Inventory | -123.55 |
| 1300 · Inventory Asset:1304 · Wine Inventory | 202.50 |
| 1300 · Inventory Asset:1305 · Liquor Inventory | -145.01 |
| 1300 · Inventory Asset:1306 · Food Inventory | -1,308.45 |
| 1300 · Inventory Asset:1307 · NA Bev Inventory | -255.77 |
| 1300 · Inventory Asset:1309 · Packaging | 115.07 |
| 1400 · Prepaid Expenses:1401 · Prepaid ABRA | 268.78 |
| 1400 · Prepaid Expenses:1402 · Prepaid Licenses and Taxes | -542.04 |
| 1400 · Prepaid Expenses:1410 · Prepaid Insurance | 4,203.48 |
| 1400 · Prepaid Expenses:1420 · Prepaid Marketing/Advertising | 537.00 |
| 2000 · Accounts Payable (A/P) | 117,016.42 |
| 2100 · AmEx Credit Card (-61000) | -5.46 |
| 2150 · CapOne Spark Credit Card (1586) | 2,107.02 |
| 2250 · Insurance payable | -3,478.50 |
| 2300 · Sales Tax Payable | 1,519.76 |
| 2400 · Payroll Liabilites:2410 · Payroll Accruals:2411 · Accrued Wages | 2,992.67 |
| 2400 · Payroll Liabilites:2410 · Payroll Accruals:2412 · Accrued Payroll Taxes | 312.17 |
| 2400 · Payroll Liabilites:2420 · Tips Payable | 801.49 |
| 2421 · 3rd Party Tips Payable | 3,051.56 |
| 2500 · Accrued Expenses:2520 · Accrued ABRA | 358.32 |
| 2510 · Deferred Rent | -7,562.46 |
| 2600 · Gift cards | 3,030.82 |
| 2702 · Due to/from Suzanne Simon | -865.00 |
| 2703 · Due to/from Chaia Georgetown | 14,762.90 |
| 2704 · Due to/from Chaia LLC | 431.55 |
| **Net cash provided by Operating Activities** | -9,576.69 |
| **INVESTING ACTIVITIES** |  |
| 1500 · Fixed Assets:1599 · Accumulated Depreciation | 39,681.48 |
| 1899 · Accumulated Amortization | 3,147.00 |
| **Net cash provided by Investing Activities** | 42,828.48 |
| **FINANCING ACTIVITIES** |  |
| 2756 · COVID-19 PPP2 Loan | 107,051.00 |
| 2810 · M&T Loan | -14,551.94 |
| 2820 · Loan Payable - Navitas (Toast) | -2,529.12 |
| 2825 · Navitas Loan- Toast Kiosk | -1,665.12 |
| 2830 · Sales Tax Payable Pmt Plan | -19,519.77 |
| **Net cash provided by Financing Activities** | 68,785.05 |
| **Net cash increase for period** | 102,036.84 |
| **Cash at beginning of period** | 22,865.89 |
| **Cash at end of period** | **124,902.73** |